

News Release

Alexco Reports Voting Results from Annual General Meeting

June 7, 2018 - Alexco Resource Corp. ("Alexco") (NYSE American: AXU, TSX: AXR) announces the results of matters voted upon at its Annual General Meeting (the "Meeting") of shareholders held earlier today.

A total of 56,393,683 votes were cast, representing 55.3% of the issued and outstanding common shares as of the record date for the Meeting. All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	Percentage	Votes Withheld	Percentage
Clynton R. Nauman	23,571,906	98.8%	277,945	1.2%
Elaine Sanders	23,597,681	98.9%	252,170	1.1%
Karen McMaster	23,568,706	98.8%	281,145	1.2%
Michael D. Winn	21,644,431	90.8%	2,205,420	9.2%
Richard N. Zimmer	23,578,729	98.9%	271,122	1.1%
Rick Van Nieuwenhuyse	21,624,433	90.7%	2,225,418	9.3%
Terry Krepiakevich	23,582,129	98.9%	267,722	1.1%

Shareholders also voted 98.9% in favour to set the number of directors at seven. In addition, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were re-appointed as auditors with 98.6% voting support.

About Alexco

Alexco holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778) 945 6577
Email: lmay@alexcoresource.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
1225 – 555 Burrard Street
Vancouver, BC V7X 1M9
Canada